Exhibit 99.1

February 28, 2019

To the Stockholders and Board of Directors
Investment Technology Group, Inc.:

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Investment Technology Group, Inc. (the “Company”) on or about February 28, 2019, which contains notification of the registrant’s inability to file its Form 10-K by March 1, 2019. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements as of and for the year ended December 31, 2018 and the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP

New York, New York
February 28, 2019